GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, TX 77090-1629
Telephone 281-537-9920

January 13, 2012
VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:          GeoResources, Inc.
Registration Statement on Form S-3
Filed December 22, 2011
File No. 333-178710

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 000-08041

Dear Mr. Schwall:

We received and reviewed your comment letter dated December 30, 2011, related to the above referenced filings. For your ease of your reviewing reference, below are the comments of the Commission Staff (in bold) followed by our responses.

Registration Statement on Form S-3

General

(1)
We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues relating to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Response: We acknowledge the comment.

Exhibit 5.1

(2)
Please refer to the following statement in counsel’s opinion: “We assume herein no obligation, and hereby disclaim any obligation, to make any inquiry after the date hereof or to advise you of any future changes in the foregoing or of any fact, law or circumstance that comes to our attention after the date hereof.” We note that the legality opinion includes significant assumptions about the actual issuance of the securities, which the prospectus indicates may take place “from time to time” in the future. While we permit the legality opinion in the registration statement for a delayed shelf offering that is declared effective to include significant assumptions about the actual, future issuance of the securities, you must file an amended or “clean” opinion as an exhibit to the registration statement whenever a takedown occurs. Further, the amended or “clean” opinion may not include the assumptions permitted in the earlier opinion. Please obtain and file a revised opinion that does not include the aforementioned disclaimer. Please also confirm to us your understanding of the legality opinions permitted and required for a delayed shelf offering. For guidance, refer to Question 212.05 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: We confirm our understanding of the legality opinions permitted and required for a delayed shelf offering. A revised “clean” opinion of counsel will be attached to our Form S-3/A.

Form 10-K for the Fiscal Year Ended December 31, 2010

Properties, page 21

Net Oil and Gas Production, Average Price and Average Production Cost, page 25

(3)
We note you disclose your oil and gas production, for each of the last three years, by final product sold. Please tell us whether any individual fields contain 15% or more of your total proved reserves and, if so, why you concluded that the information for each significant field was not required. Refer to Item 1204(a) of Regulation S-K, for additional guidance.

Response: The Giddings Field contained 22% of our total proved reserves as of December 31, 2010 and 28% of our total proved reserves as of December 31, 2009. No other single field accounted for 15% or more of our proved reserves in 2010, 2009 or 2008. We will include information required by Item 1204(a) of Regulation S-K for each field accounting for 15% or more in future filings.

(4)	Please confirm to us that average production cost per BOE excludes ad valorem and severance taxes, per unit of production. Refer to Item 1204 (b)(2) of Regulation S-K, for additional guidance.

Response: The average production cost per BOE disclosed in our December 31, 2010 Form 10-K includes ad valorem taxes. We will exclude ad valorem taxes from the production cost per BOE calculation in future filings.

Financial Statement, page F-1

Note B – Acquisitions, page F-12

(5)
We note during 2010 you entered into two separate agreements with unaffiliated third parties to jointly acquire and develop certain mineral leases, selling working interests to the third parties. For accounting purposes, you claim to be using the “cost recovery method,” under which proceeds from the joint owners are recorded in the balance sheet as a reduction of the carrying value of unproved properties. Please tell us how you concluded the “cost recovery method” was appropriate to apply in these circumstances, citing all underlying supporting authoritative literature.

Response: Our conclusion to use the cost recovery method is supported by the Financial Accounting Standards Board Accounting Standard Codification (“ASC”) 932 Extractive Activities – Oil and Gas. Specifically ASC 932-360-40-8 notes that a gain should not be recognized at the time of sale if an interest is sold and uncertainty exists regarding the recoverability of costs applicable to the retained interest. Also, ASC 932-360-55-9 details an example in which a partial interest in unproved property is sold for cash and uncertainty exists as to the recovery of the cost applicable to the retained interest. The guidance states that the amount received should be treated as a cost recovery. If the sales price exceeds the carrying amount of a property, gain should be recognized for the excess. Since the subject properties were unproved, there were no reserves associated with the interests and, therefore, the ultimate recoverability of costs was uncertain. Therefore, we concluded that the cost recovery method was appropriate to apply in both circumstances.

Exhibit 99.2

(6)	Please obtain a revised report from your independent third-party engineers that addresses the following items, and amend your filing to include such revised report:

(a)
Provide confirmation that all assumptions, data, methods and procedures used in the preparation of their reserves report were “appropriate for the purpose served by the report.” Refer to Item 1202(a)(8)(iv) of Regulation S-K.

Response: We will amend Exhibit 99.2 in our Form 10-K to include the following language:

“The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.”

(b)	Provide a discussion regarding the inherent uncertainties of reserves estimates. Refer to Item 1202(a)(8)(vii) of Regulation S-K.

Response: We will amend Exhibit 99.2 in our Form 10-K to include the following language:

“All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.”

(c)	Provide a statement that they used all methods and procedures as they considered necessary under the circumstances to prepare the report. Refer to Item 1202(a)(8)(viii) of Regulation S-K.

Response: We will amend Exhibit 99.2 in our Form 10-K to include the following language:

“We have used all methods and procedures that we consider necessary under the circumstances to prepare this report.”

(d)	Provide a brief summary of their conclusions with respect to the reserves estimates. Refer to Item 1202(a)(8)(ix) of Regulation S-K.

Response: We will amend Exhibit 99.2 in our Form 10-K to include the following language:

“The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation.”

We acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in each of the filings;

•
should the Commission or the staff, acting in pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this letter, please contact the undersigned at 281.537.9920

Very truly yours,
GeoResources, Inc.

By: /s/ Howard E. Ehler
Howard E. Ehler, Chief Financial Officer